Exhibit 22.1

LIST OF SUBSIDIARY GUARANTORS

The debt securities offered by the prospectus contained in the registration statement, of which this Exhibit 22.1 is a part, and any applicable prospectus supplement, which may be issued in one or more series by Nine Energy Service, Inc. (the “Issuer”), may be fully and unconditionally guaranteed by each of the subsidiaries of the Issuer identified in the table below.

Exact Name of Additional Registrants	State or Other Jurisdiction of Incorporation or Organization
CDK Perforating, LLC	Texas
Crest Pumping Technologies, LLC	Delaware
Magnum Oil Tools GP, LLC	Texas
Magnum Oil Tools International, LTD	Texas
MOTI Holdco, LLC	Delaware
Nine Downhole Technologies, LLC	Delaware
Nine Energy Canada Inc.	Alberta, Canada
Nine Energy Service, LLC	Delaware
RedZone Coil Tubing, LLC	Texas